AMENDMENT TO ARTICLES OF INCORPORATION
                      OF EXECUTIVEMANSIONS.COM, INC.

Article III of the Articles of Incorporation of EXECUTIVEMANSIONS.COM, INC., a Florida corporation, is amended to read as follows:

                                 ARTICLE III

The total authorized capital stock of the Corporation shall be 20,000,000 shares of common stock, without par value, all of one class.

This amendment was approved by the unanimous vote of the shareholders of the corporation at a special meeting of directors and shareholders held December 9, 1999. Shareholders owning all of the 1,000 issued and outstanding shares of common stock, same representing 100 percent of the corporate stock ownership and 100 percent of the voting rights were present and voted at the special meeting.

IN WITNESS WHEREOF, this Amendment to the Articles of Incorporation has been executed by the President of the Corporation, together with all of the directors, and shareholders owning stock and voting rights in the Corporation, same being in excess of the minimum percentage interests required by the Corporation's bylaws and Articles of Incorporation to bind, obligate, and make this Amendment an act of the Corporation. Executed this 9th day of December, 1999.

                                 /s/ Ginny Lee
                                 Ginny Lee, President and Director

                                 /s/ Michael Dion
                                 Michael Dion, Vice President & Director

Prepared by: John P. White
Parrish, White, Lawhon & Moore, P.A.
5121 Castello Drive, Suite 2
Naples, Florida 34103
Florida Bar No. 170000
Telephone (941) 649-7777
Fax Audit No. H990000227282